Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400 Fax: 949/673-4525

July 19, 2013

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	First Rate Staffing Corporation
Form 8-K/A

Filed June 27, 2013

Form 10-K/A (for the year ended December 31, 2012)

Filed June 28, 2013

File No. 000-54427

Dear Ms. Krebs:

I am writing on behalf of First Rate Staffing Corporation (the “Company”). The Company is in receipt of your recent comment letters dated July 5, 2013 with respect to the above-referenced filings. The Company is working diligently to address the outstanding comments regarding the Form 8-K/A and the Form 10-K/A that were filed in late June 2013.

Per the instructions in your comment letter, we are writing today to inform you that the Company plans to submit its responses and the amended documents (Forms 8-K/A and 10-K/A, respectively) on or prior to Tuesday, July 23, 2013.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates